Post-Qualification Offering Circular Amendment No. 51

File No. 024-10496

PART II

OFFERING CIRCULAR

Groundfloor Finance Inc.

Dated: September 21, 2017

This Post-Qualification Offering Circular Amendment No. 51 (this “PQA”) amends the offering circular of Groundfloor Finance Inc, dated December 8, 2015, as qualified on December 15, 2015, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular and to include unaudited interim financial statements. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Groundfloor Finance Inc. owns and operates a web-based investment platform www.groundfloor.us where we provide real estate development investment opportunities to the public, specifically through the issuance and sale of Limited Recourse Obligations (or “LROs”). The use of the terms “Groundfloor”, “Groundfloor Finance”, “GFI”, the “Company”, “we”, “us” or “our” in this Offering Circular refer to Groundfloor Finance Inc. unless the context indicates otherwise. Our principal offices are located at 75 Fifth Street, NW, Suite 2170, Atlanta, GA 30308. The phone number for these offices is (404) 850-9225. Our mailing address is PO Box 79346, Atlanta, GA 30357, and the telephone number for this location is (678) 701-1194.

We will issue the LROs in distinct series, each corresponding to a real estate development project (each, a “Project”) to be financed by a commercial loan from us (each, a “Loan”). The borrower for each Project is a legal entity (the “Developer”) that owns the underlying property and has been organized by one or more individuals (each, a “Principal”) that own and operate the Developer.

The LROs will be unsecured special, limited obligations of the Company. The LROs are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the LROs. Our obligation to make payments on a LRO is limited to an amount equal to each holder’s pro rata share of amounts we actually receive as payments on the corresponding Loan, net of certain fees and expenses retained by us. See the sections titled “General Terms of the LROs,” “The LROs Covered by this Offering Circular,” and “Project Summaries” of the Offering Circular for additional information.

We do not guarantee payment of the LROs in the amount or on the time frame expected. The LROs are not obligations of the Developers or their Principals, and we do not guarantee payment on the corresponding Loans. We have the authority to modify the terms of the corresponding Loans which could, in certain circumstances, reduce (or eliminate) the expected return on your investment. See the section titled “General Terms of the LROs—Administration, Service, Collection and Enforcement of Loan Documents” of the Offering Circular.

The LROs are speculative securities. Investment in the LROs involves significant risk, and you may be required to hold your investment for an indefinite period of time. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 16 of the Offering Circular.

This Offering is being conducted on a “best-efforts” basis, which means our officers will use their commercially reasonable best efforts in an attempt to sell the LROs. Such officers will not receive any commission or any other remuneration for these sales. In offering the LROs on our behalf, the officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

The LROs offered under the Offering Circular, including any post-qualification amendment thereto, may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. We may also offer or sell LROs in other states by qualifying an offering statement covering the LROs in those states or in reliance on exemptions from registration requirements of the laws of those states. The Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be, unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements. See the section titled “Investor Suitability Requirements” of the Offering Circular.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Incorporation by Reference of Offering Circular

The Offering Circular, including this PQA, is part of an offering statement (File No. 024-10496) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this PQA the following:

1.	Part II of the Offering Circular, including the form of LRO Agreement beginning on page LRO-1 thereof to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment;
2.	Post-Qualification Amendment No. 11 to the Offering Circular, including the Financial Statements beginning on page F-1 thereof;
3.	Post-Qualification Amendment No. 34 to the Offering Circular;
4.	Offering Circular Supplement No. 11 to the Offering Circular;
5.	Post-Qualification Amendment No. 36 to the Offering Circular; and
6.	Post-Qualification Amendment No. 44 to the Offering Circular, including the Financial Statements beginning on page F-1 thereof.

Note that any statement that we make in this PQA (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The Offering Circular is amended as follows:

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 14 of the Offering Circular:

The consolidated statements of operations data set forth below with respect to the fiscal years ended December 31, 2016 and December 31, 2015 are derived from, and are qualified by reference to, the consolidated financial statements included in this Offering Circular and should be read in conjunction with those financial statements and notes thereto. The condensed consolidated statements of operations data set forth below with respect to the six months ended June 30, 2017 and June 30, 2016 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those financial statements and notes thereto.

	For the six months ended June 30, 2017 (unaudited)	For the six months ended June 30, 2016 (unaudited)	Year Ended December 31, 2016 (unaudited)	Year Ended December 31, 2015 (audited)
Operating revenue:
Origination fees	$366,798	$67,903	$231,598	$29,837
Servicing fees	175,972	38,675	211,590	16,927
Total operating revenue	542,770	106,578	443,188	46,764
Net interest income (expense):
Interest income	1,114,627	160,161	598,823	106,223
Interest expense	(852,461)	(160,161)	(598,832)	(106,223)
Net interest income (expense)	262,166	-	-	-
Net revenue	804,936	106,578	443,188	46,764
Cost of revenue	(117,587)	(9,925)	(33,305)	(6,384)
Gross profit	687,349	96,653	409,883	40,380
Operating expenses:
General and administrative	464,089	718,373	1,260,749	548,232
Sales and customer support	666,163	347,488	891,852	188,742
Development	290,827	340,380	724,658	204,969
Regulatory	257,738	265,881	447,306	485,503
Marketing and promotions	669,464	442,648	814,937	560,054
Total operating expenses	2,348,281	2,114,770	4,139,502	1,987,500
Loss from operations	(1,660,932)	(2,018,117)	(3,729,619)	(1,947,120)
Interest expense	302,180	-	7,250	1,295
Net loss	$(1,963,112)	$(2,018,117)	$(3,736,869)	$(1,948,415)

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Risk Factors

The following risk factors starting on page 16 of the Offering Circular are replaced in their entirety, as follows:

Our auditor previously expressed substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the years ended December 31, 2015 and December 31, 2014, included a going concern note from our auditors. We incurred a net loss for the years ending December 31, 2015 and December 31, 2014, and had an accumulated deficit as of $3,704,156 and $1,755,741 as of December 31, 2015 and December 31, 2014, respectively. We incurred a net loss for the year ending December 31, 2016 and the six months ending June 30, 2017, and had an accumulated deficit of $7,441,025 and $9,404,137 as of December 31, 2016 and June 30, 2017, respectively. In view of these matters, our ability to continue as a going concern is dependent upon our ability to increase operations and to achieve a level of profitability. Since inception, we have financed our operations through debt and equity financings. We intend to continue financing our future activities and our working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objective and continue as a going concern.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Our accumulated deficit was $7,441,025 as of December 31, 2016 and $9,404,137 as of June 30, 2017. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In September 2017, we implemented a broad based salary reduction program in order to reduce our short-term expenses to manage upcoming liquidity needs of the Company. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of our Platform by limiting our access to working capital required to operate our Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the LROs, and you may lose your investment.

Employees

The following information updates and replaces the information in the section titled “Description of the Company’s Business—Employees” on page 72 of the Offering Circular:

We currently have 25 full-time employees and no part-time employees.

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Capitalization

The following information updates and replaces the information in the section titled “Capitalization” on page 72 of the Offering Circular:

The following tables reflect our capitalization as of June 30, 2016 (unaudited), December 31, 2016 (unaudited), and December 31, 2015 (audited). The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the subsequent closings of any financings.

The historical data in the tables is derived from and should be read in conjunction with our financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of June 30, 2017	Amounts Outstanding as of December 31, 2016	Amounts Outstanding as of December 31, 2015
Stockholders’ Deficit:
Common stock, no par	$22,449	$22,449	$17,173
Preferred stock, no par	7,571,526	7,571,526	7,571,526
Additional paid-in capital	546,246	527,073	422,423
Less: Stock subscription receivable	(560)	(560)	(560)
Accumulated deficit	(9,404,137)	(7,441,025)	(3,704,156)
Total stockholders’ equity	$(1,264,476)	$679,463	$4,306,406

Management

The following information updates and replaces the corresponding information in the section titled “Management” on page 73 of the Offering Circular:

Directors, Executive Officers and Significant Employees

Name	Position	Age	Term of Office
Executive Officers:
Brian Dally	President and CEO, and Director	45	January 2013
Nick Bhargava	Executive Vice President, Legal and Regulatory, Acting Chief Financial Officer and Secretary	33	January 2013
Directors:
Bruce Boehm	Director (independent)	63	December 2014
Nick Bhargava	Director	32	January 2013
Brian Dally	Director	45	January 2013
Sergei Kouzmine	Director	53	November 2015
Michael Olander, Jr.	Director	34	December 2014
Richard Tuley Jr.	Director (independent)	46	December 2014
Significant Employees:
Patrick Donoghue	Director of Lending Operations	42	March 2016
Richard Pulido	Senior Vice President and Head of Lending and Risk Management	56	December 2016
Chris Schmitt	Vice President of Software	43	February 2014

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Biographies of Directors, Executive Officers and Significant Employees

Nick Bhargava (33) is a co-founder of the Company, has served on its Board of Directors and as its Secretary since our inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to May 2012 where he was responsible for reviewing and editing the company’s federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the Commission, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Bruce Boehm (63) has served on our Board of Directors since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menlo Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions.

Brian Dally (45) is a co-founder of the Company, has served on its Board of Directors and as President and Chief Executive Officer since its inception. Prior to forming the Company, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company’s mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, a MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Patrick Donoghue (42) has served as our Director of Lending Operations since March 2016, previously serving in this role on a contract basis. Prior to this, Mr. Donoghue served as Senior Associate for RevitaLending from May 2015 to January 2016, where he worked to optimize the firm’s capital market structure and proliferate the loan growth model. Previously serving as Vice President of Wholesale Operations for ACC Mortgage from Mary 2014 until Mary 2015, Mr. Donoghue managed the entire loan process for a significant broker channel reviewing and funding private money loan transactions. Mr. Donoghue has been active in the private lending space since 2006 underwriting, originating and servicing private money loans. Prior to this, Mr. Donoghue served as production manager and originator for various mortgage companies and began his career as a Branch Manager for the United States Senate FCU. Mr. Donoghue graduated from Edinboro University of Pennsylvania with a B.A. in Psychology in 1997.

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Sergei Kouzmine (53) has served on our Board of Directors since November 2015. Mr. Kouzmine is an experienced entrepreneur, executive, and venture capitalist, founding over 10 companies in the banking, retail, and entertainment industries. During the 1990s, Mr. Kouzmine worked at Russia's Center for Financial Technologies, where he developed a Russian payment network system based on smart-card technology. Mr. Kouzmine has also held senior management positions at Invest AG, Finstar Financial Group, and Evraz Group, Russia's largest steel manufacturer. Mr. Kouzmine is the founder and managing partner of qWave Capital, a venture fund investing in emerging technologies. Mr. Kouzmine received an MS in physics from Novosibirsk State University, an MBA from the University of Chicago, Booth School of Business, and a PhD in nuclear physics from the Institute of Nuclear Physics in Russia.

Michael Olander Jr. (34) has served on our Board of Directors since December 2014. Since its inception in 2005, Mr. Olander has served as CEO, in addition to being the sole member and manager, of MDO Holdings, LLC, a diversified holding company that operates three core subsidiaries: MDO2 Fitness, LLC owns and operates 28 health clubs under the names O2 Fitness and East Shore Athletic Clubs; MOREI, LLC and its affiliates own in excess of 250,000 square feet of commercial real estate; and MDO Ventures JS, LLC is an investment company with over a dozen companies currently funded. Mr. Olander sits on the board of five companies funded by MDO Ventures and serves as an advisor to two more. He earned his Bachelor of Arts in Business Administration from the College of Charleston in 2004.

Richard Pulido (56) has served as our Senior Vice President and Head of Lending and Risk Management since December of 2016. Prior to joining the Company, he had a 27-year career with Prudential Financial in commercial real estate investment spanning asset management, development, portfolio management and capital markets assignments.  Mr. Pulido’s last assignment was building a Secondary Market unit to address demand for floating rate mortgage product.  Starting the group in 2013, he built an approximately $1 billion book by December 2015.  Between 1996 and 2012, Mr. Pulido was in the Debt Asset Management team, including 12 years as National Head of Special Servicing.  Mr. Pulido successfully led the team through the credit cycle, at one point tripling head count and office count to properly address portfolio issues.  During this period, he also expanded the group’s scope beyond life company assets to include CMBS, Agency and third-party accounts.  Concurrent with his special servicing responsibilities, for several years Mr. Pulido also led the Portfolio Management team responsible for quality rating and valuing the commercial mortgage portfolio.  Additional achievements included implementing the engagement of an offshore vendor to provide supporting analytical work and defending the proprietary credit rating model to regulators, auditors and rating agencies.  Mr. Pulido had previous assignments in equity asset management and development in Los Angeles and Chicago, where he began his Prudential career.  Prior to his real estate career, Mr. Pulido was a Systems Engineer with Northrop Corp. in California.  Mr. Pulido received his MBA from The University of Chicago Booth School of Business in 1988 and his BS in System Science and Mathematics from the University of California, Los Angeles in 1983.

 Chris Schmitt (43) has served as our Vice President of Software since February of 2014, previously serving as our lead developer on a contract basis. Prior to joining the Company, he served as Senior Program Manager for Bandwidth.com beginning in January 2012, where he lead multiple teams in efforts to coordinate the release of products, created and implemented a new Beta program to improve product quality, and worked with senior management to define tasks and priorities for his teams. Mr. Schmitt served as the IT Manager of Bandwidth.com from September 2011 to January 2012, and in this role he managed a group of five developers on day-to-day operations of building and maintaining the website and back office and launch night of republic wireless including a massive scaling effort on Amazon’s EC2 services to handle peak web traffic. As Senior Borrower for Bandwidth.com from October 2010 to September 2011, Mr. Schmitt’s responsibilities included organizing and acting as the team lead for the Broadband division. Also in this role, he took the division from an excel-based back office to an online back office through multiple integration, rebuilt the online customer portal with many enhanced features and reconstructed the back end to make it more scalable to meet future demand, and built a distributed ping-based product leveraging Amazon EC2 services from multiple regions to compete with other industry participants. Mr. Schmitt served as Senior Database Administrator for Credit Suisse from August 2009 to October 2010, where he acted as a primary database administrator for over 100 servers and worked with support groups to help improve communication and processes. Mr. Schmitt also operated his own consulting firm, TreadPath Software, LLC, from August 2007 to October 2010. Mr. Schmitt received a BA in Computer Information Systems from Roger Williams University in 1997.

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Richard (“Rick”) Tuley Jr. (46) has served on our Board of Directors since December 2014. Mr. Tuley is an experienced real estate entrepreneur and business operator. He currently serves as the managing broker of Richard Tuley Realty, Inc., a real estate brokerage firm specializing in residential and commercial investment sales and property management which was founded in 1982. Mr. Tuley has been a licensed broker since 1992 and assumed full firm management in 2009. In addition, Mr. Tuley serves as President of Destiny Development Corporation, a Georgia-based general contracting firm founded in 2001. Destiny specializes in upscale custom and speculative residential construction and remodeling. Mr. Tuley is responsible for firm strategy, securing mortgage capital and making investment decisions. He is a third generation home builder, whose father founded two home building companies in Atlanta, Georgia. Mr. Tuley has over 25 years of experience in new home construction, lot and land development for multiple Fortune 500 companies, retail development, residential redevelopment, property management and long-term investing. Mr. Tuley is also an angel investor. He previously worked for the real estate team within Ernst & Young's entrepreneurial services group. He was also a senior associate in Leveraged Finance and the Financial Sponsors Coverage groups at UBS and a principal with Katalyst Venture Partners in New York. Between real estate and Wall Street, Mr. Tuley has been involved in well over $1 billion in transactions during his career. Mr. Tuley earned his undergraduate degree from Georgia Tech in 1992 and his MBA from Harvard Business School in 1999. Mr. Tuley qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions (collectively with Mr. Boehm, the “Independent Directors”).

Principal Shareholders

The following information updates and replaces the information in the section titled “Principal Shareholders” on page 78 of the Offering Circular:

Groundfloor Capital Stock

The table below sets forth information as of September 21, 2016 with respect to ownership of our common stock (on the basis of total shares outstanding as well as with respect to shares deemed to be beneficially owned, including shares issuable upon exercise of outstanding stock options and upon conversion of outstanding preferred stock) and of our preferred stock (on the basis of each individual series as well as total shares outstanding) by (i) each of our executive officers for fiscal year 2016 who beneficially owns 10% or more of the outstanding shares of any class of capital stock, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class (or series within a class) of capital stock, and (iii) all of our current directors and officers as a group. Except as otherwise noted, the mailing address for each shareholder is 75 Fifth Street, NW, Suite 2170, c/o Groundfloor Finance Inc., Atlanta, GA 30308. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the “2013 Plan”). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors’ Rights Agreement (as defined below), no options, warrants or other rights to purchase our securities are held by any person.

	Common Stock						Preferred Stock
Name and Address of Beneficial Owner	Outstanding Shares		% of Class(1)	Total Beneficially Owned Shares(2)		% of Class(3)	Shares of Series Seed(4)		% of Series Seed(5)	Shares of Series A(4)		% of Series(6)	Preferred Outstanding	% of Class
Brian Dally	550,000	(7)	48.6%	550,000		28.5%	—		—	—		—	—	—
Nick Bhargava	450,000	(8)	39.7%	450,000		23.3%	—		—	—		—	—	—
Sergei Kouzmine(9)	—		—	635,277		32.9%	—		—	635,277		85.0%	635,277	48.3%
Michael Olander(10)	—		—	102,134	(11)	5.3%	90,384	(12)	15.9%	3,750		*	94,134	7.2%
Directors and Executive Officers as a Group (6 persons)	1,000,000		88.3%	1,800,270	(13)	93.1%	129,738	(14)	22.8%	646,532	(15)	86.5%	776,270	59.0%

* Represents less than 1%.

(1)	Based upon 1,132,406 shares of common stock outstanding on September 21, 2017.

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(2)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Commission. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who resides in the home of such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire within 60 days of September 21, 2017 under outstanding stock options or convertible shares of preferred stock.

(3)	Based upon 1,132,406 shares of common stock outstanding on September 21, 2017 in addition to 790,164 shares beneficially owned by our directors and officers, including 13,894 shares subject to options exercisable within 60 days of September 21, 2017 and 776,270 convertible shares of preferred stock deemed outstanding for the purposes of this calculation.

(4)	Pursuant to our Second Amended and Restated Certificate of Incorporation (the “Certificate”), shares of Series Seed and Series A Preferred Stock are convertible into common stock at the option of the holder, currently on a one-to-one basis (subject to adjustment pursuant to weighted average price protection anti-dilution provisions set forth in the Certificate). Pursuant to the Investors’ Rights Agreement, each Series Seed Investor and Series A Investor (each as defined below) has a right of first refusal to purchase such holder’s pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by the Company in the future subject to certain customary exceptions.

(5)	Based upon 568,796 shares of Series Seed Preferred Stock outstanding on September 21, 2017.

(6)	Based upon 747,373 shares of Series A Preferred Stock outstanding on September 21, 2017.

(7)	Mr. Dally was granted 550,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of September 21, 2017, Mr. Dally’s shares of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(8)	Mr. Bhargava was granted 450,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of September 21, 2017, Mr. Bhargava’s share of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(9)	Includes shares held by FinTech Ventures Fund, LLLP (“FinTech Ventures”), for which Mr. Kouzmine holds voting and dispositive power through FinTech Ventures’ general partner, qWave Capital LLC. The address for FinTech Ventures is 3445 Stratford Road, Suite 3902, Atlanta, Georgia 30326.

(10)	Includes shares held by MDO Ventures JS LLC (“MDO Ventures”), for which Mr. Olander holds voting and dispositive power. The address for MDO Ventures is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(11)	Includes 8,000 shares subject to options exercisable within 60 days of September 21, 2017.

(12)	The average price paid by MDO Ventures per share of Series Seed Preferred Stock was $4.51.

(13)	Includes 24,000 shares subject to options exercisable within 60 days of September 21, 2017.

(14)	In addition to the shares beneficially owned by Mr. Olander, includes 28,691 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

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(15)	In addition to the shares beneficially owned by Messrs. Olander and Kouzmine, includes 3,754 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 3,751 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power.

Management Discussion and Analysis

The following information updates and replaces the information in the section titled “Management Discussion and Analysis” on page 82 of the Offering Circular:

You should read the following discussion in conjunction with our financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

We maintain and operate our Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public. We were originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2014. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2014, and converted into a North Carolina corporation on July 26, 2014. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2015, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include the Company and our wholly-owned subsidiaries, Groundfloor GA, Groundfloor Real Estate, LLC, and Groundfloor Real Estate 1, LLC.

LRO Program

We began offering LROs through the Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on September 7, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through post-qualification amendments (each, a “PQA”) to the offering statement qualified on December 15, 2015. In May 2017, Groundfloor Real Estate 1, LLC (“GRE 1”), our wholly-owned subsidiary, began offering LROs through the Platform pursuant to an offering statement (File No. 024-10670) that was qualified that same month.

Status of LRO Offerings and Loan Originations for GFI

The tables below outline, as of the date indicated below, the total number of series of LROs (and resulting aggregate sales proceeds) for GFI and GRE 1 that (i) have been sold, (ii) are in the process of being sold, and (iii) are in the process of being qualified. The table below also indicates the total number of series of LROs (and the resulting aggregate value) that GFI or GRE 1 have abandoned or that have been withdrawn (i.e., those series of LROs that were withdrawn and later qualified by a subsequent PQA).

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GFI OFFERINGS
As of: September 21, 2017	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified[1]
Total Sold:	283	$33,476,400	76.7%
Total Being Sold:	10	$1,015,930	2.5%
Total Being Qualified:	—	—	—
Total Abandoned:	65	$8,970,960	22.8%
Total Withdrawn:	13	$1,449,140	3.6%

GRE 1 OFFERINGS
As of: September 21, 2017	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified
Total Sold:	34	$5,917,500	97%
Total Being Sold:	—	—
Total Being Qualified:	—	—	—
Total Abandoned:	1	$451,000	3%
Total Withdrawn:	—	—	—

1 For the purpose of this calculation, excludes LROs offered and sold pursuant to other exemptions from federal and state registration requirements, including Regulation D under the Securities Act.

While this data reflects a high incidence of abandonment, we believe this was due primarily to the delay involved in our offering procedures in place before we made advances. Many borrowers have fixed closing dates for their real estate transactions. Prior to our ability to advance Loans, borrowers were forced to wait to receive financing until after the corresponding LROs were qualified and sold. This process took too long, so many borrowers were forced to withdraw and find alternate financing from other sources due to their internal deadlines. With the enactment of the loan advance program, however, we do not expect the rate of abandoned series to be as high in the future.

The tables below include information related to the status of Loans GFI and GRE 1 have issued under the LRO program (by letter grade) as of September 21, 2017. For these purposes, outstanding Loans are characterized as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment),
o	after the original maturity date (following extension, modification or other workout arrangement), or

o	after a fundamental default (where a portion of the principal amount of the Loan has been written off as uncollectable).
•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and GFI or GRE 1, as applicable, has negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information), or

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o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that GFI or GRE 1, as applicable, will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs).

See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

GFI – Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$3,739	$10,849	$18,635	$10,073	$478	$97	$25
Loans Offered (#)*	35	94	145	81	4	1	1
Amount Originated	$2,820	$8,035	$14,941	$7,249	$309	$97	$25
Loans Originated (#)*	29	72	114	63	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$1,315	$4,031	$4,318	$3,692	$210	$0	$0
Loans Paid at or Before Maturity (#)*	14	37	41	31	2	0	0
Amount Paid Following Workout	$169	$585	$2,027	$489	$99	$0	$25
Loans Paid Following Workout (#)*	3	6	11	6	1	0	1
Amount Paid Following Fundamental Default	$68	$0	$0	$0	$0	$31	$0
Loans Paid Following Fundamental Default (#)*	1	0	0	0	0	1	0

Total Loans Currently Unpaid
Amount Current	$1,226	$2,200	$6,864	$2,305	$0	$0	$0
Loans Current (#)*	10	18	50	21	0	0	0
Amount in Workout	$20	$1,219	$1,732	$763	$0	$0	$0
Loans In Workout (#)*	1	11	12	5	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

GRE 1 - Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$548	$3,528	$2,111	$181	$0	$0	$0
Loans Offered (#)*	5	17	12	1	0	0	0
Amount Originated	$548	$3,528	$1,660	$181	$0	$0	$0
Loans Originated (#)*	5	17	11	1	0	0	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$310	$262	$610	$0	$0	$0	$0
Loans Paid at or Before Maturity (#)*	2	2	3	0	0	0	0
Amount Paid Following Workout	$0	$494	$0	$0	$0	$0	$0
Loans Paid Following Workout (#)*	0	1	0	0	0	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

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GRE 1 - Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Currently Unpaid
Amount Current	$238	$2,772	$1,050	$181	$0	$0	$0
Loans Current (#)*	3	14	8	1	0	0	0
Amount in Workout	$0	$0	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	0	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under the LRO Program

GFI determined on February 1, 2017 that it would not be possible to collect 100% of the principal amount of 174 Timothy Drive, Dallas, GA 30132 by the Extended Payment Date of the corresponding LROs. This Loan (graded A, with an original principal amount of $90,000) was repaid and corresponding LRO Payments processed to investors, subject to a write off of $22,000 of principal and $7,385 of accrued interest. GFI informed investors who had purchased LROs corresponding to this Loan of the determination that this Loan was in fundamental default on February 3, 2017, and the LROs were repaid the same day. This loss resulted from unforeseen circumstances with the septic system engineering and a previously unknown encroachment issue, but is nevertheless in line with the normal risks of GFI’s business.

GFI determined on June 4, 2017 that it would not be possible to collect 100% of the principal amount of 4626 Brooks Street NE, Washington, DC 20019 by the Extended Payment Date of the corresponding LROs. GFI was in a second lien position and the first lienholder foreclosed on the property on August 1, 2017. GFI has exercised every remedy available to it, and was unable to recover the full principal amount or any interest outstanding. The total principal loss on this loan was $66,000.The risk of loss is in line with a second lien Loan graded F.

The tables below reflect information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of September 21, 2017. Collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, a loan may be extended for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See the discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of the characterization of Loans subject to workout.

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GFI
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$279	$1,804	$3,749	$1,252	$99	$97	$25
Loans Extended/Modified(#)*	5	17	23	11	1	1	1
Amount Subjected to Interest Rate Reduction	$0	$105	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	1	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$90	$0	$0	$0	$0	$97	$0
Amount Written Off (aggregate principal amount unpaid)	$22	$0	$0	$0	$0	$66	$0
Loans Subject to Fundamental Default/Written Off (#)*	1	0	0	0	0	1	0
Investors Impacted by Fundamental Default*	144	0	0	0	0	177	0

GRE 1
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$0	$494	$0	$0	$0	$0	$0
Loans Extended/Modified(#)*	0	1	0	0	0	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Investors Impacted by Fundamental Default*	0	0	0	0	0	0	0

We believe that the number of Loans GFI and GRE 1 have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as loan volume increases. Grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

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Georgia Notes Program

Prior to September 2015, only Groundfloor Properties GA, LLC (“Groundfloor GA”), a wholly-owned subsidiary of GFI, had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through GFI’s Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. Groundfloor GA has not issued any additional Georgia Notes since commencing the LRO program and do not intend to issue any additional Georgia Notes in the future. While similar in structure to the LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the LRO Program described in this Offering Circular. As a result, comparisons to the LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of the LRO program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon Groundfloor GA’s receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans Groundfloor GA has issued under the Georgia Notes program (by letter grade) as of September 21, 2017 (utilizing the same characterizations as outlined above).

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Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout	$75	$113	$205	$0	$140	$0	$0
Loans Paid Following Workout (#)*	1	2	3	0	3	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$35	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	1	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of September 21, 2017, of the 36 loans funded, 34 loans have been paid back in full, one loan has paid back with full principal and reduced interest, and one loan is currently outstanding. That loan went into default and has been modified and extended past the original maturity date. It is currently the subject of a title insurance claim with our title insurer, but has not gone into fundamental default. The title insurer is pursuing a court action to obtain title and/or damages on Groundfloor GA’s behalf. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of September 21, 2017 to the extent they are not written off. Groundfloor GA’s collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, Groundfloor GA may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

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	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$40	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	1	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Investors Impacted by Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, Groundfloor GA is not aware of any adverse business developments that have occurred in the course of its operations.

Funding Loan Advances

To date, the Company has entered into two financial arrangements designed to facilitate Loan advances.

In November 2016, the Company entered into the Revolver credit facility to fund Loan advances (as defined below). The terms of the credit facility are as follows: Interest accrues at the greater of 10.0% per annum or the weighted average annual interest rate of the Loans then held by Holdings (as defined below) which have been originated with proceeds from the credit facility. The revolving credit facility was originally limited to $1,500,000 with an option to increase the limit to $15,000,000 (under certain circumstances). The term of the credit facility is one year, and is extendable for up to two additional years. The Company has given a corporate guaranty to Revolver as additional support for the credit facility. Revolver will also have a lien on the general assets of Holdings—which is made up exclusively of Loans that Holdings has originated. However, only Holdings, and its successors and assigns, are identified as a secured party in any documentation used to secure the advanced Loans. At no point will Holdings hold a (or provide Revolver a securities interest in) any Loan for which LROs have been issued.

When Holdings is not able to draw sufficient funds from this credit facility fast enough, the Company may elect to provide Holdings with a short term, non-interest bearing, full recourse loan using its operational capital to fund advances.

On January 11, 2017, Groundfloor Finance entered into the ISB Note (as defined below) for a principal sum of $1,000,000, which was increased to $2,000,000 on June 15, 2017, for the purpose of using the proceeds for its loan advance program, but may use the proceeds for other purposes in its sole discretion.

Financial Position and Operating History

In connection with their audit for the years ended December 31, 2015 and December 31, 2014, our auditors raised substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

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We have a limited operating history and have incurred a net loss since our inception. Our net loss was $3,736,869 for the year ended December 31, 2016 and $1,963,112 for the six months ended June 30, 2017. To date, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiary Groundfloor GA corresponding to the LROs and Georgia Notes. We have funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. We will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next twelve months.

Our operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2018. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. We completed our Series A Financing in December 2015, through which we raised an aggregate of approximately $5,000,000 (including the cancellation of the 2015 Bridge Notes (as defined below)), and we have raised an aggregate of $825,000 as of September 21, 2017 through our 2017 Note Financing, in order to fund operations over the next six months. See “Liquidity and Capital Resources” below.

Material Weakness in Internal Controls

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal controls, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected and corrected on a timely basis.

We utilize an external firm to prepare our financial statements and disclosures. The consolidated financial statements are prepared by a contract controller and reviewed by a contract chief financial officer. During the audit of our financial results for 2014, our independent auditors determined that the financial reporting controls over the presentation of our cash flow statement did not operate effectively, resulting in a material adjustment to the presentation of cash flows from operating and financing activities. In the past, we have utilized manual checks to pay certain bills and entered these checks into the accounting system at a later date. In addition, we utilized different check stock for disbursements such that there was not a consistent check sequence maintained for check disbursements. Our independent auditors recommended that our management improve its controls over check disbursements to utilize one check stock for each bank account and to issue checks in sequential order. In addition, our independent auditors recommended that checks should be recorded in the accounting system once issued in a timely manner. Our management adopted internal policies to implement our independent auditors’ recommendations. See “Risk Factors—Our independent auditors previously identified a material weakness in our internal control over financial reporting. Such weaknesses, if not remedied, could have a significant adverse effect on our ability to report our financial results accurately and timely in the future.”

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

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Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share-Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

Fiscal Year Ended December 31, 2016 and 2015

	For the year ended December 31, 2016 (unaudited)	For the year ended December 31, 2015 (audited)
Non-interest revenue:
Origination fees	$231,598	$29,837
Servicing fees	211,590	16,927
Total operating revenue	443,188	46,764
Net interest income (expense):
Interest income	598,823	106,223
Interest expense	(598,823)	(106,223)
Net interest income (expense)	-	-
Net revenue	443,188	46,764
Cost of revenue	(33,305)	(6,384)
Gross profit	409,883	40,380
Operating expenses:
General and administrative	1,260,749	548,232
Sales and customer support	891,852	188,742
Development	724,658	204,969
Regulatory	447,306	485,503
Marketing and promotions	814,937	560,054
Total operating expenses	4,139,502	1,987,500
Loss from operations	(3,729,619)	(1,947,120)
Interest expense	7,250	1,295
Net loss	$(3,736,869)	$(1,948,415)

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Net Revenue

Net revenue for the years ended December 31, 2016 and 2015 was $443,188 and $46,764, respectively. We began principal operations in early March of 2014. Groundfloor GA facilitated 14 and 22 developer loans in Georgia during the years ended December 31, 2016 and 2015 and the Company facilitated 148 and 23 developer loans as part of its multistate operations during the years ended December 31, 2016 and 2015, respectively. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of December 31, 2016, ranged from 4% to 6% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance. We expect net revenue to increase as our loan application and processing volume increases.

Gross Profit

Gross profit for the years ended December 31, 2016 and 2015 was $409,883 and $40,380, respectively. The increase in gross profit was due to $396,424 in additional net revenue, offset by an increase in cost of revenue of $26,921. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. We expect gross profit to increase as our loan application and processing volume increases.

General and Administrative Expense

General and administrative expense consists primarily of employee compensation expenses, professional fees, consulting fees and depreciation and amortization expenses. General and administrative expenses for the years ended December 31, 2016 and December 31, 2015 were $1,260,749 and $548,232, respectively, an increase of $712,517 or 130.0%. The increase was primarily due to compensation expenses related to the additional employees added throughout the year, increased accounting and auditing professional fees and increased consulting fees. We expect that general and administrative expenses will continue to increase due to the planned investment in business infrastructure required to support our growth.

Sales and Customer Support

Sales and customer support expense consists primarily of employee compensation expenses. Sales and customer support expenses for the years ended December 31, 2016 and December 31, 2015 were $891,852 and $188,742, respectively, an increase of $703,110 or 372.5%. The increase was primarily due to an increase in compensation, travel and consulting expenses. We expect that sales and customer support expenses will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense consists primarily of employee compensation expenses and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expenses for the years ended December 31, 2016 and December 31, 2015 were $724,658 and $204,969, respectively, an increase of $519,689 or 253.5%. The increase was primarily due to equal increases in compensation and subcontractor expenses. We expect that development expenses will continue to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as we grow.

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Regulatory Expense

Regulatory expense consists primarily of legal fees and compensation expenses required to maintain Commission and other regulatory compliance. Regulatory expenses for the years ended December 31, 2016 and December 31, 2015 were $447,306 and $485,503, respectively, a decrease of $38,197 or 7.9%. The decrease was primarily due to a decrease in legal fees. We expect that regulatory expenses will increase due to the additional expenses related to qualifying our offerings with the Commission, including the increased cost of compliance resulting from increased state regulatory filings required to expand on our national footprint.

Marketing and Promotions Expense

Marketing and promotions expense consists primarily of consulting expense, compensation expenses as well as promotional and advertising expenses. Marketing and promotions expense for the years ended December 31, 2016 and December 31, 2015 were $814,937 and $560,054, respectively, an increase of $254,883 or 45.5%. The increase was primarily due to an increase in compensation, consulting, advertising and promotional expenses. We expect that marketing and promotions expenses will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Net Loss

Net loss for the years ended December 31, 2016 and 2015 was $3,736,869 and $1,948,415, respectively, a net loss increase of $1,788,454 or 91.8%. Operating expenses consist primarily of compensation expenses, legal fees, consulting and subcontractor costs as well as promotional expenses. Operating expenses for the years ended December 31, 2016 and 2015 were $4,146,752 and $1,988,795, respectively, an increase of $2,157,957 or 108.5%. The increase was primarily due to higher compensation costs as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional services fees, increased promotional expenses and increased software development expenses which were offset by a decrease in regulatory expenses.

Six-Month Period Ended June 30, 2017 and 2016

	For the six months ended June 30, 2017 (unaudited)	For the six months ended June 30, 2016 (unaudited)
Non-interest revenue:
Origination fees	$366,798	$67,903
Loan servicing revenue	175,972	38,675
Total non-interest revenue	542,770	106,578
Net interest income:
Interest income	1,114,627	160,161
Interest expense	(852,461)	(160,161)
Net interest income	262,166	-
Net revenue	804,936	106,578
Cost of revenue	(117,587)	(9,925)
Gross profit	687,349	96,653
Operating expenses:
General and administrative	464,089	718,373
Sales and customer support	666,163	347,488
Development	290,827	340,380
Regulatory	257,738	265,881
Marketing and promotions	669,464	442,648
Total operating expenses	2,348,281	2,114,770
Loss from operations	(1,660,932)	(2,018,117)
Interest expense	302,180	-
Net loss	$(1,963,112)	$(2,018,117)

19

Net Revenue

Net revenue for the six months ended June 30, 2017 and 2016 was $804,936 and $106,578, respectively. The Company facilitated 309 and 119 developer loans during the six months ended June 30, 2017 and June 30, 2016, respectively. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of June 30, 2017, ranged from 4% to 6% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance. We expect net revenue to increase as our loan application and processing volume increases. Additionally, we incurred net interest income as loans were warehoused on the Revolver.

Gross Profit

Gross profit for the six months ended June 30, 2017 and 2016 was $687,349 and $96,653, respectively. The increase in gross profit was due to $436,192 in additional non-interest revenue and $262,116 in additional net interest income, offset by an increase in cost of revenue of $107,662. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. We expect gross profit to increase as our loan application and processing volume increases.

General and Administrative Expense

General and administrative expense consists primarily of employee compensation expenses, professional fees, consulting fees and depreciation and amortization expenses. General and administrative expenses for the six months ended June 30, 2017 and 2016 was $464,089 and $718,373, respectively, a decrease of $254,284 or 54.8%. The decrease was primarily due to decreases in consulting fees, corporate legal fees, accounting and auditing professional fees, recruiting fees and relocation fees during the period. We expect that general and administrative expenses will increase in the long run due to the planned investment in business infrastructure required to support our growth. In September 2017, we implemented a broad based salary reduction program in order to reduce our short-term expenses to manage upcoming liquidity needs of the Company.

Sales and Customer Support

Sales and customer support expense consists primarily of employee compensation expenses. Sales and customer support expenses for the six months ended June 30, 2017 and 2016 was $666,163 and $347,488, respectively, an increase of $318,675 or 47.8%. The increase was primarily due to an increase in compensation, travel and consulting expenses. We expect that sales and customer support expenses will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense consists primarily of employee compensation expenses and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expenses for the six months ended June 30, 2017 and 2016 was $290,287 and $340,380, respectively, a decrease of $49,553 or 17.0%. The decrease was primarily due to decreases in subcontractor expenses. We expect that development expenses will increase due to the planned investments in our website and lending platform required to support our technology infrastructure as we grow.

Regulatory Expense

Regulatory expense consists primarily of legal fees and compensation expenses required to maintain Commission and other regulatory compliance. Regulatory expenses for the six months ended June 30, 2017 and 2016 was $257,738 and $265,881, respectively, a decrease of $8,143 or 3.2%. The decrease was primarily due to a decrease in legal fees. We expect that regulatory expenses will increase due to the additional expenses related to qualifying our offerings with the Commission, including our intended transition to Tier 2 under Regulation A, which will require compliance with ongoing reporting requirements with the Commission and certain filing fees with applicable state regulatory authorities.

20

Marketing and Promotions Expense

Marketing and promotions expense consists primarily of consulting expense, compensation expenses as well as promotional and advertising expenses. Marketing and promotions expense for the six months ended June 30, 2017 and 2016 was $669,464 and $442,648, respectively, an increase of $226,816 or 33.9%. The increase was primarily due to an increase in compensation, consulting, advertising and promotional expenses. We expect that marketing and promotions expenses will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Interest Expense

Interest expense for the six months ended June 30, 2017 and 2016 was $302,180 and $0, respectively, an increase of $302,180. The company incurred $226,610 in interest expense warehousing loans on the Revolver and incurred $40,986 in interest expense on the ISB Note.

Net Loss

Net loss for the six months ended June 30, 2017 and 2016 was $1,963,112 and $2,018,117, respectively, a net loss decrease of $55,005 or 2.8%. Operating expenses consist primarily of compensation expenses, legal fees, consulting and subcontractor costs as well as promotional expenses. Operating expenses for the years ended December 31, 2016 and 2015 were $2,348,281 and $2,114,770, respectively, an increase of $233,511 or 9.9%. The increase was primarily due to higher compensation costs as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional services fees, increased promotional expenses and increased software development expenses, which were offset by a decrease in corporate legal fees.

Liquidity and Capital Resources

The financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss during the period ended June 30, 2017 and for the years ended December 31, 2016 and December 31, 2015, and have an accumulated deficit as of June 30, 2017 of $9,404,137. Since our inception, we have financed our operations through debt and equity financing from various sources. We are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2017 (unaudited)	For the year ended December 31, 2016 (unaudited)	For the year Ended December 31, 2015
Operating activities	$(2,004,341)	$(2,783,846)	$(2,145,543)
Investing activities	(8,361,731)	(11,838,183)	(787,147)
Financing activities	10,522,639	11,356,043	6,723,513
Net increase in cash	$156,567	$(3,265,986)	$3,790,823

21

 Net cash used in operating activities for the six months ended June 30, 2017 and 2016 was $2,004,341 and $1,503,289, respectively. Net cash used in operating activities funded salaries, expenses for contracted marketing, development and other professional service providers and expenses related to sales and marketing initiatives.

Net cash used in investing activities for the six months ended June 30, 2017 and 2016 was $8,361,731 and $296,755, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the six months ended June 30, 2017 and 2016 was $10,522,639 and $0, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of our stock and proceeds from the issuance of Georgia Notes and LROs to investors through the Platform, offset by repayments of Georgia Notes and LROs to investors.

Net cash used in operating activities for the years ended December 31, 2016 and December 31, 2015 was $2,783,846 and $2,145,543, respectively. Net cash used in operating activities funded salaries, expenses for contracted marketing, development and other professional service providers and expenses related to sales and marketing initiatives.

Net cash used in investing activities for the years ended December 31, 2016 and December 31, 2015 was $11,838,183 and $787,147, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the years ended December 31, 2016 and December 31, 2015 was $11,356,043 and $6,723,513, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of our stock and proceeds from the issuance of Georgia Notes and LROs to investors through the Platform, offset by repayments of Georgia Notes and LROs to investors.

We issued and sold 91,259 shares Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). In addition, at the Series Seed Initial Closing, the entire unpaid principal and interest outstanding under certain previously-issued convertible promissory notes converted into 276,391 additional shares of Series Seed Preferred Stock. We issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1,047,000, at subsequent closings on April 1, 2015, May 12, 2015 and August 31, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, we also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series Seed Financing terminated following the final Series Seed Subsequent Closing and Groundfloor Finance does not intend to sell any additional shares of Series Seek Preferred Stock.

During November 2015, we entered into promissory notes with investors for total proceeds of $250,000 (the “2015 Bridge Notes”). The notes incur interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4,250,000. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The 2015 Bridge Notes Financing terminated with the closing of the Series A Financing.

22

In addition, we issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4,748,705, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series A Financing terminated in December 2015 and Groundfloor Finance does not intend to sell any additional shares of Series A Preferred Stock.

On November 2, 2016, the Company’s wholly-owned subsidiary, Groundfloor Holdings GA LLC (“Holdings”), as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement (the “Credit Agreement”) provides for revolving loans up to a maximum aggregate principal amount of $1,500,000 (the “Revolving Credit Commitments”). The Revolver will be used for bridge funding of underlying loans pending approval from the Commission. The Revolver will mature on October 31, 2017 unless the lender agrees to extend the maturity of its loans under the Revolver.

On November 14, 2016, the Company entered into a First Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1,500,000 to $2,500,000. On November 22, 2016, the Company entered into a Second Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2,500,000 to $3,500,000. On January 30, 2017, the Company entered into a Third Amendment to the Credit Agreement, which increased the Revolving Credit Commitments thereunder from $3,500,000 to $4,500,000. The other terms of the credit facility remain unchanged.

As of December 31, 2016, the Company had $726,391 of available borrowings and $2,773,609 outstanding under the Revolver as presented within “Revolving credit facility” on the Consolidated Balance Sheets. As of December 31, 2016, the Company reflected $36,250 of deferred financing costs related to the Revolver as a reduction to the “Revolving credit facility” on the Consolidated Balance Sheets.

As of June 30, 2017, the Company had $1,136,981 of available borrowings and $3,363,019 outstanding under the Revolver as presented within “Revolving credit facility” on the Consolidated Balance Sheets. As of June 30, 2017, the Company reflected $20,833 of deferred financing costs related to the Revolver as a reduction to the “Revolving credit facility” on the Consolidated Balance Sheets.

On January 11, 2017, we entered into a promissory note and security agreement (the “ISB Note”) in favor of ISB Development Corp., an affiliate of Mr. Kouzmine (“ISB”), for a principal sum of $1,000,000. We entered into the ISB Note for the purpose of using the proceeds for the loan advance program, but may use the proceeds for other purposes in our sole discretion. We paid to ISB an origination fee of $10,000 concurrently with the funding by ISB of the principal of the ISB Note. The ISB Note incurs interest at the rate of 8% per annum, calculated on the basis of a 360-day year for the actual number of days elapsed. We subsequently entered into an amendment to the ISB Note extending the repayment schedule in return for a $5,000 amendment fee. On June 15, 2017, we entered into a Second Amendment to the promissory note and security agreement. The amendment increased the principal sum to $2,000,000. The ISB Note, as amended, must be repaid as follows: (i) $250,000, plus any accrued but unpaid interest thereon, was due and payable on June 30, 2017, (ii) $250,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2017, and (iii) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2017. We intend to negotiate a further extension of the payment due September 30, 2017, however no assurances can be given that such an extension will be agreed to by ISB on terms acceptable to the Company, if at all. As of the date hereof, the principal sum of $1,750,000 remains outstanding.

The ISB Note is subject to customary event of default provisions. As collateral security for the ISB Note, the Company granted to ISB a first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s credit facility with Revolver; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by the Company or one of its subsidiaries, including GRE 1; and (iii) the equity interest in any subsidiary formed by the Company for the sole purpose of issuing Loans and corresponding series of LROs such as GRE 1.

23

From March 2017 to May 2017, we issued subordinated convertible notes (the “Subordinated Convertible Notes”) to investors for total proceeds of $825,000 (the “2017 Note Financing”). The Company anticipates issuing additional Subordinated Convertible Notes in one or more subsequent closings. The notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 27, 2018 or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a financing with gross proceeds of at least $8,000,000 (“Qualified Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our stock issued in the financing at a price per share equal to 75% of the price per share of the financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and ISB Note.

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and preferred stock issuances. We anticipate that we will continue to incur substantial net losses as we grow our Platform. We do not have any committed external source of funds. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Plan of Operation

Prior to September 2015, our operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the Commission qualified our first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, we have not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, we have qualified two additional offering statements on Form 1-A. We have filed, and intend to continue to file, post-qualification amendments to this Offering Circular on a regular basis to include additional series of LROs. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2018. Future equity or debt offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Financial Statements

The following unaudited financial statements for the periods ended June 30, 2017 and June 30, 2016 and notes thereto are added to the Offering Circular starting on page F-19:

24

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Table of Contents

June 30, 2017 (unaudited)

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2017 and December 31, 2016

	Unaudited June 30, 2017	Unaudited December 31, 2016
Assets

Current assets:
Cash	$1,221,594	$1,065,027
Loans to developers	20,812,001	12,720,774
Interest receivable on loans to developers	1,394,981	409,663
Other receivables	123,840	86,055
Other assets	4,597	2,803
Total current assets	23,557,013	14,284,322
Property and equipment, net	38,140	34,510
Software and website development costs, net	395,312	229,909
Other intangible assets, net	27,500	28,500
Total assets	$24,017,965	$14,577,241

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$699,856	$457,210
Accrued expenses and other liabilities	98,815	157,965
Limited recourse obligations, net	17,223,586	9,809,651
Accrued interest on limited recourse obligations	922,452	378,218
Deferred revenue	435,546	378,739
Notes payable	1,750,000	-
Convertible notes	825,000	-
Revolving credit facility	3,327,186	2,715,995
Total current liabilities	25,282,441	13,897,778

Stockholders’ equity:
Common stock, no par value, 5,000,000 shares authorized, 1,131,070 issued and outstanding	22,449	22,449
Series A convertible preferred stock, no par value, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series seed convertible preferred stock, no par value, 568,796 and 575,000 shares designated, 568,796 and 367,650 shares issued and outstanding (liquidation preference of $2,960,583)	2,609,091	2,609,091
Additional paid-in capital	546,246	527,073
Accumulated deficit	(9,404,137)	(7,441,025)
Stock subscription receivable	(560)	(560)
Total stockholders’ equity	(1,264,476)	679,463
Total liabilities and stockholders’ equity	$24,017,965	$14,577,241

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

For the Six Months Ended June 30, 2017 and 2016

	Six Months Ended June 30, 2017 (Unaudited)	Six Months Ended June 30, 2016 (Unaudited)
Non-interest revenue:
Origination fees	$366,798	$67,903
Loan servicing revenue	175,972	38,675
Total non-interest revenue	542,770	106,578
Net interest income:
Interest income	1,114,627	160,161
Interest expense	(852,461)	(160,161)
Net interest income	262,166	-
Net revenue	804,936	106,578
Cost of revenue	(117,587)	(9,925)
Gross profit	687,349	96,653
Operating expenses:
General and administrative	464,089	718,373
Sales and customer support	666,163	347,488
Development	290,827	340,380
Regulatory	257,738	265,881
Marketing and promotions	669,464	442,648
Total operating expenses	2,348,281	2,114,770
Loss from operations	(1,660,932)	(2,018,117)
Interest expense	302,180	-
Net loss	$(1,963,112)	$(2,018,117)

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statement of Stockholders’ Equity

	Series A		Series Seed
	Convertible		Convertible				Additional		Stock	Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Equity
Stockholders’ equity as of December 31, 2015 (audited)	747,373	$4,962,435	568,796	$2,609,091	1,123,750	$17,173	$422,423	$(3,704,156)	$(560)	$4,306,406
Exercise of stock options	-	-	-	-	7,320	-	29,207	-	-	29,207
Share-based compensation expense	-	-	-	-	-	5,276	75,443	-	-	80,719
Net loss	-	-	-	-	-	-	-	(3,736,869)	-	(3,736,869)
Stockholders’ equity as of December 31, 2016 (unaudited)	747,373	$4,962,435	568,796	$2,609,091	1,131,070	$22,449	$527,073	$(7,441,025)	$(560)	$679,463
Exercise of stock options	-	-	-	-	1,336	-	2,498	-	-	2,498
Share-based compensation expense	-	-	-	-	-	-	16,675	-	-	16,675
Net loss	-	-	-	-	-	-	-	(1,963,112)	-	(1,963,112)
Stockholders’ equity as of June 30, 2017 (unaudited)	747,373	$4,962,435	568,796	$2,609,091	1,132,406	$22,449	$546,246	$(9,404,137)	$(560)	$(1,264,476)

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2017 and 2016

	Six Months Ended June 30, 2017 (Unaudited)	Six Months Ended June 30, 2016 (Unaudited)
Cash flows from operating activities

Net loss	$(1,963,112)	$(2,018,118)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	102,471	47,315
Share-based compensation	16,675	51,929
Amortization of deferred financing costs	47,274	-
Changes in operating assets and liabilities:
Other receivables	(37,785)	-
Other assets	(1,794)	7,993
Interest receivable on loans to developers	(985,318)	-
Accounts payable	242,646	229,455
Accrued interest on limited recourse obligations	544,234	-
Accrued expenses and other liabilities	(26,439)	93,290
Deferred revenue	56,807	80,324
Net cash used in operating activities	(2,004,341)	(1,503,289)
Cash flows from investing activities
Loan payments to developers	(13,325,971)	(3,697,554)
Repayments of loans from developers	5,234,744	3,552,697
Purchases of computer equipment and furniture and fixtures	(11,577)	(20,937)
Purchase of intangible assets	-	(30,000)
Payments of software and website costs	(258,927)	(100,961)
Net cash used in investing activities	(8,361,731)	(296,755)
Cash flows from financing activities
Proceeds from limited recourse obligations	13,008,898	-
Repayments of limited recourse obligations	(5,594,963)	-
Payment of deferred financing costs	(65,000)	-
Borrowings from the revolving credit facility	10,876,756	-
Repayments on the revolving credit facility	(10,280,550)	-
Exercise of stock options	2,498	-
Proceeds from issuance of convertible notes payable	825,000	-
Proceeds from issuance of shareholder loan	2,000,000	-
Repayments of shareholder loan	(250,000)	-
Net cash provided by financing activities	10,522,639	-
Net increase (descrease) in cash	156,567	(1,800,044)
Cash as of beginning of the period	1,065,027	4,331,013
Cash as of end of the period	$1,221,594	$2,530,969

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2017 and 2016

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements include Groundfloor Finance Inc. and its wholly-owned subsidiaries, Groundfloor Properties GA LLC, Groundfloor Real Estate, LLC, and Groundfloor Real Estate 1, LLC (collectively the “Company” or “Groundfloor”).

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, there has been no material change in the information disclosed in the Notes to Consolidated Financial Statements included in the consolidated financial statements for the year ended December 31, 2016 included in this filing. The unaudited interim condensed consolidated financial statements should be read in conjunction with the unaudited financial statements and notes thereto for the year ended December 31, 2016. In the opinion of the Company’s management, these unaudited financial statements include all normal and recurring adjustments necessary for the fair statement of results for the interim periods presented. Capitalized terms used, but not otherwise defined, below have the meaning set forth in the consolidated financial statements for the year ended December 31, 2016 and notes thereto.

Subsequent events were evaluated through September 20, 2017, the date the consolidated financial statements were available to be issued.

Basis of Accounting and Liquidity

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company.

The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 2:	PROMISSORY NOTES

Promissory Notes

During 2017, the company entered into a promissory note with investors for total proceeds of $2,000,000 (the “ISB Note”). The ISB Note bears interest at the rate of 8% per annum.

As of the date hereof, the principal sum of $1,750,000 remains outstanding. As of June 30, 2017, the Company reflected $35,833 of deferred financing costs related to the ISB Note as a reduction to the “Notes payable” on the Consolidated Balance Sheets.

Convertible Notes

During 2017, the company issued subordinated convertible notes to investors for the total proceeds of $825,000. The notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 27, 2018 or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company.

NOTE 3:	REVOLVING CREDIT FACILITY

Revolving Credit Facility

On November 2, 2016, the Company’s wholly-owned subsidiary, Groundfloor Holdings GA LLC, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement provides for revolving loans up to a maximum aggregate principal amount of $1,500,000. The Revolver will be used to bridge funding of underlying loans pending approval from the SEC. The Revolver will mature on October 31, 2017 unless the lender agrees to extend the maturity of its loans under the Revolver.

On November 14, 2016, the Company entered into a First Amendment to the Credit Agreement (the “First Amendment”) which amended the existing Credit Agreement dated November 1, 2016, among Groundfloor Holdings GA LLC, as borrower, and Revolver Capital, LLC, as lender. The First Amendment amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1,500,000 to $2,500,000. The other terms of the credit facility remain unchanged.

On November 22, 2016, the Company entered into a Second Amendment to the Credit Agreement (the “Second Amendment”) which amended the existing Credit Agreement dated November 1, 2016, among Groundfloor Holdings GA LLC, as borrower, and Revolver Capital, LLC, as lender. The Second Amendment amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2,500,000 to $3,500,000. The other terms of the credit facility remain unchanged.

On January 30, 2017, the Company entered into a Third Amendment to the Credit Agreement (the “Third Amendment”) which amended the existing Credit Agreement dated November 1, 2016, among Groundfloor Holdings GA LLC, as borrower, and Revolver Capital, LLC, as lender. The Third Amendment amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $3,500,000 to $4,500,000. The other terms of the credit facility remain unchanged.

As of June 30, 2017, the Company had $1,172,814 of available borrowings and $3,327,186 outstanding under the Revolver as presented within “Revolving credit facility” on the Consolidated Balance Sheets. As of June 30, 2017, the Company reflected $20,833 of deferred financing costs related to the Revolver as a reduction to the “Revolving credit facility” on the Consolidated Balance Sheets.

NOTE 4:	STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. The Company had reserved a total of 250,000 and 125,000 shares of common stock for issuance under the Plan as of December 31, 2015 and 2014. Of these shares, 64,774 shares are available for future stock option grants as of December 31, 2016.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company’s stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

During the six months ended June 30, 2017, the Company issued 24,000 stock options and 1,336 stock options were exercised.

As of June 30, 2017, there were 40,774 options available for grant, and there was approximately $50,165 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.9 years.

The Company recorded $6,500 and $15,314 in non-employee and $10,137 and $7,404 in employee share-based compensation expense during the six months ended June 30, 2017 and 2016, respectively.

NOTE 5:	INCOME TAXES

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2017.  Therefore, no United States federal, state, or foreign income taxes are expected for 2017 and none have been recorded as of June 30, 2017.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets.  Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events including significant changes in ownership interests.  If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

PART III — EXHIBITS

Exhibit Index

			Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

2.1	Groundfloor Finance Inc. Second Amended and Restated Articles of Incorporation		1-A/A	024-10496	2.1	November 25, 2015

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Investor Agreement		1-A/A	024-10440	3.3	August 21, 2015

4.1	Standard Form of LRO Agreement		1-A/A	024-10496	N/A	December 8, 2015

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	Offer Letter for Chris Schmitt dated February 24, 2014		1-A/A	024-10440	6.5	July 1, 2015

6.4	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.5	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.6	Option Award Agreement for Chris Schmitt		1-A/A	024-10440	6.9	July 1, 2015

6.7	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.8	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.9	Stock Repurchase Agreement for Nikhil Bhargava		1-A/A	024-10440	6.11	July 1, 2015

6.10	Stock Repurchase Agreement for Brian Dally		1-A/A	024-10440	6.12	July 1, 2015

6.11	Stock Repurchase Agreement for Chris Schmitt		1-A/A	024-10440	6.13	July 1, 2015

6.12	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

			Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

6.13	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.14	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.15	Form of Loan Agreement		1-A/A	024-10440	6.14	July 1, 2015

6.16	Form of Promissory Note		1-A/A	024-10440	6.15	July 1, 2015

10.1	Power of attorney		1-A	024-10496	N/A	November 19, 2015

10.2	Power of attorney with new director		1-A/A	024-10496	N/A	November 25, 2015

11.1	Consent of Hughes Pitman & Gupton, LLP		1-A POS	024-10496	11.1	April 18, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 21, 2017.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director	September 21, 2017
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary Acting Chief	September 21, 2017
Nick Bhargava	Financial Officer and Director (Principal Financial and Accounting Officer)

*	Director	September 21, 2017
Sergei Kouzmine

*	Director	September 21, 2017
Bruce Boehm

*	Director	September 21, 2017
Michael Olander Jr.

*	Director	September 21, 2017
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact